SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __ )*

Zipcar, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98974X103

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

 Page 1 of 19 Pages

Exhibit Index Contained on Page 17

CUSIP NO. 98974X103	13 G	Page 2 of 19

1	NAME OF REPORTING PERSON Benchmark Capital Partners V, L.P. (“BCP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,948,114 shares, except that Benchmark Capital Management Co. V, L.L.C. (“BCMC V”), the general partner of BCP V, may be deemed to have sole power to vote these shares, and Alexandre Balkanski (“Balkanski”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”) and Steven M. Spurlock (“Spurlock”), the members of BCMC V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,948,114 shares, except that BCMC V, the general partner of BCP V, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle and Spurlock, the members of BCMC V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,948,114
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.0%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 98974X103	13 G	Page 3 of 19

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund V, L.P. (“BFF V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
238,719 shares, except that BCMC V, the general partner of BFF V, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle and Spurlock, the members of BCMC V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
238,719 shares, except that BCMC V, the general partner of BFF V, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle and Spurlock, the members of BCMC V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	238,719
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.6%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 98974X103	13 G	Page 4 of 19

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund V-A, L.P. (“BFF V-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
45,704 shares, except that BCMC V, the general partner of BFF V-A, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle and Spurlock, the members of BCMC V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
45,704 shares, except that BCMC V, the general partner of BFF V-A, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle and Spurlock, the members of BCMC V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	45,704
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 98974X103	13 G	Page 5 of 19

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund V-B, L.P. (“BFF V-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
35,965 shares, except that BCMC V, the general partner of BFF V-B, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle and Spurlock, the members of BCMC V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
35,965 shares, except that BCMC V, the general partner of BFF V-B, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle and Spurlock, the members of BCMC V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	35,965
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 98974X103	13 G	Page 6 of 19

1	NAME OF REPORTING PERSON Benchmark Capital Management Co. V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,392,793 shares, of which 1,948,114 are directly owned by BCP V, 238,719 are directly owned by BFF V, 45,704 are directly owned by BFF V-A, 35,965 shares are directly owned by BFF V-B, and 124,291 are held in nominee form for the benefit of persons not affiliated with BCMC V. BCMC V, the general partner of BCP V, BFF V, BFF V-A, BFF V-B and BMF V, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle and Spurlock, the members of BCMC V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,392,793 shares, of which 1,948,114 are directly owned by BCP V, 238,719 are directly owned by BFF V, 45,704 are directly owned by BFF V-A, 35,965 shares are directly owned by BFF V-B, and 124,291 are held in nominee form for the benefit of persons not affiliated with BCMC V. BCMC V, the general partner of BCP V, BFF V, BFF V-A, BFF V-B and BMF V, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle and Spurlock, the members of BCMC V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,392,793
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.1%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. 98974X103	13 G	Page 7 of 19

1	NAME OF REPORTING PERSON Bruce W. Dunlevie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 32,968 shares, all of which are directly owned by a trust, and Dunlevie, as trustee of the trust, may be deemed to have sole power to vote these shares.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
2,392,793 shares, of which 1,948,114 are directly owned by BCP V, 238,719 are directly owned by BFF V, 45,704 are directly owned by BFF V A, 35,965 shares are directly owned by BFF V B, and 124,291 are held in nominee form for the benefit of persons not affiliated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A, and BFF V-B, and Dunlevie, a member of BCMC V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 32,968 shares, all of which are directly owned by a trust, and Dunlevie, as trustee of the trust, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER
2,392,793 shares, of which 1,948,114 are directly owned by BCP V, 238,719 are directly owned by BFF V, 45,704 are directly owned by BFF V-A, 35,965 shares are directly owned by BFF V-B, and 124,291 are held in nominee form for the benefit of persons not affiliated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A, and BFF V-B, and Dunlevie, a member of BCMC V, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,424,761
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.2%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 98974X103	13 G	Page 8 of 19

1	NAME OF REPORTING PERSON Bruce W. Dunlevie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 32,968 shares, all of which are directly owned by a trust, and Dunlevie, as trustee of the trust, may be deemed to have sole power to vote these shares.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
2,392,793 shares, of which 1,948,114 are directly owned by BCP V, 238,719 are directly owned by BFF V, 45,704 are directly owned by BFF V A, 35,965 shares are directly owned by BFF V B, and 124,291 are held in nominee form for the benefit of persons not affiliated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A, and BFF V-B, and Dunlevie, a member of BCMC V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 32,968 shares, all of which are directly owned by a trust, and Dunlevie, as trustee of the trust, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER
2,392,793 shares, of which 1,948,114 are directly owned by BCP V, 238,719 are directly owned by BFF V, 45,704 are directly owned by BFF V-A, 35,965 shares are directly owned by BFF V-B, and 124,291 are held in nominee form for the benefit of persons not affiliated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A, and BFF V-B, and Dunlevie, a member of BCMC V, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,424,761
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.2%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 98974X103	13 G	Page 9 of 19

1	NAME OF REPORTING PERSON Peter Fenton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 6,594 shares, all of which are directly owned by a trust, and Fenton, as trustee of the trust, may be deemed to have sole power to vote these shares.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
2,392,793 shares, of which 1,948,114 are directly owned by BCP V, 238,719 are directly owned by BFF V, 45,704 are directly owned by BFF V-A, 35,965 shares are directly owned by BFF V-B, and 124,291 are held in nominee form for the benefit of persons not affiliated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A, and BFF V-B, and Fenton, a member of BCMC V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 6,594 shares, all of which are directly owned by a trust, and Fenton, as trustee of the trust, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER
2,392,793 shares, of which 1,948,114 are directly owned by BCP V, 238,719 are directly owned by BFF V, 45,704 are directly owned by BFF V-A, 35,965 shares are directly owned by BFF V-B, and 124,291 are held in nominee form for the benefit of persons not affiliated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Fenton, a member of BCMC V, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,399,387
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.1%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 98974X103	13 G	Page 10 of 19

1	NAME OF REPORTING PERSON J. William Gurley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 13,187 shares, of which 1,187 shares are held in a family partnership.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
2,392,793 shares, of which 1,948,114 are directly owned by BCP V, 238,719 are directly owned by BFF V, 45,704 are directly owned by BFF V-A, 35,965 shares are directly owned by BFF V-B, and 124,291 are held in nominee form for the benefit of persons not affiliated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A, and BFF V-B, and Gurley, a member of BCMC V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 13,187 shares, of which 1,187 shares are held in a family partnership.
8	SHARED DISPOSITIVE POWER
2,392,793 shares, of which 1,948,114 are directly owned by BCP V, 238,719 are directly owned by BFF V, 45,704 are directly owned by BFF V-A, 35,965 shares are directly owned by BFF V-B, and 124,291 are held in nominee form for the benefit of persons not affiliated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A, and BFF V-B, and Gurley, a member of BCMC V, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,405,980
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.1%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 98974X103	13 G	Page 11 of 19

1	NAME OF REPORTING PERSON Kevin R. Harvey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 65,935 shares, all of which are directly owned by a trust, and Harvey, as trustee of the trust, may be deemed to have sole power to vote these shares.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
2,392,793 shares, of which 1,948,114 are directly owned by BCP V, 238,719 are directly owned by BFF V, 45,704 are directly owned by BFF V-A, 35,965 shares are directly owned by BFF V-B, and 124,291 are held in nominee form for the benefit of persons not affiliated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A, and BFF V-B, and Harvey, a member of BCMC V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 65,935 shares, all of which are directly owned by a trust, and Harvey, as trustee of the trust, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER
2,392,793 shares, of which 1,948,114 are directly owned by BCP V, 238,719 are directly owned by BFF V, 45,704 are directly owned by BFF V-A, 35,965 shares are directly owned by BFF V-B, and 124,291 are held in nominee form for the benefit of persons not affiliated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A, and BFF V-B, and Harvey, a member of BCMC V, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,458,728
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.3%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 98974X103	13 G	Page 12 of 19

1	NAME OF REPORTING PERSON Robert C. Kagle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 13,187 shares, all of which are directly owned by several trusts, and Kagle, as trustee of the trusts, may be deemed to have sole power to vote these shares.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
2,392,793 shares, of which 1,948,114 are directly owned by BCP V, 238,719 are directly owned by BFF V, 45,704 are directly owned by BFF V-A, 35,965 shares are directly owned by BFF V-B, and 124,291 are held in nominee form for the benefit of persons not affiliated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A, and BFF V-B, and Kagle, a member of BCMC V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 13,187 shares, all of which are directly owned by several trusts, and Kagle, as trustee of the trusts, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER
2,392,793 shares, of which 1,948,114 are directly owned by BCP V, 238,719 are directly owned by BFF V, 45,704 are directly owned by BFF V-A, 35,965 shares are directly owned by BFF V-B, and 124,291 are held in nominee form for the benefit of persons not affiliated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A, and BFF V-B, and Kagle, a member of BCMC V, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,405,980
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.1%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 98974X103	13 G	Page 13 of 19

1	NAME OF REPORTING PERSON Steven M. Spurlock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 3,297 shares, all of which are directly owned by a trust, and Spurlock, as trustee of the trust, may be deemed to have sole power to vote these shares.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
2,392,793 shares, of which 1,948,114 are directly owned by BCP V, 238,719 are directly owned by BFF V, 45,704 are directly owned by BFF V-A, 35,965 shares are directly owned by BFF V-B, and 124,291 are held in nominee form for the benefit of persons not affiliated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A, and BFF V-B, and Spurlock, a member of BCMC V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 3,297 shares, all of which are directly owned by a trust, and Spurlock, as trustee of the trust, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER
2,392,793 shares, of which 1,948,114 are directly owned by BCP V, 238,719 are directly owned by BFF V, 45,704 are directly owned by BFF V-A, 35,965 shares are directly owned by BFF V-B, and 124,291 are held in nominee form for the benefit of persons not affiliated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A, and BFF V-B, and Spurlock, a member of BCMC V, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,396,090
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.1%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 98974X103	13 G	Page 14 of 19

ITEM 1(A).	NAME OF ISSUER
Zipcar, Inc.
ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
25 First Street,
4th Floor
Cambridge, MA 02141

ITEM 2(A).	NAME OF PERSONS FILING
This Statement is filed by Benchmark Capital Partners V, L.P., a Delaware limited partnership (“BCP V”), Benchmark Founders’ Fund V, L.P., a Delaware limited partnership (“BFF V”), Benchmark Founders’ Fund V-A, L.P., a Delaware limited partnership (“BFF V-A”), Benchmark Founders’ Fund V-B, L.P., a Delaware limited partnership (“BFF V-B”), Benchmark Capital Management Co. V, L.L.C., a Delaware limited liability company (“BCMC V”), and Alexandre Balkanski (“Balkanski”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”) and Steven M. Spurlock (“Spurlock”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”
BCMC V, the general partner of BCP V, BFF V, BFF V-A and BFF V-B, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by BCP V, BFF V, BFF V-A and BFF V-B. Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle and Spurlock are members of BCMC V and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by BCP V, BFF V, BFF V-A and BFF V-B.
ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each reporting person is:

Benchmark Capital

2480 Sand Hill Road, Suite 200

Menlo Park, California 94025

ITEM 2(C).	CITIZENSHIP

BCP V, BFF V, BFF V-A and BFF V-B are Delaware limited partnerships. BCMC V is a Delaware limited liability company. Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle and Spurlock are United States Citizens.

ITEM 2(D) and (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP # 98974X103

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 98974X103	13 G	Page 15 of 19

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of BCP V, BFF V, BFF V-A and BFF V-B, and the limited liability company agreement of BCMC V, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. 98974X103	13 G	Page 16 of 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

BENCHMARK CAPITAL PARTNERS V, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND V, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND V-A, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND V-B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. V, L.L.C., a Delaware Limited Liability Company

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

ALEXANDRE BALKANSKI
BRUCE W. DUNLEVIE
PETER FENTON
J. WILLIAM GURLEY
KEVIN R. HARVEY
ROBERT C. KAGLE
STEVEN M. SPURLOCK

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 98974X103	13 G	Page 17 of 19

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	18

CUSIP NO. 98974X103	13 G	Page 18 of 19

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Zipcar, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 14, 2012

Benchmark Capital Partners V, L.P.	/s/ Steven M. Spurlock
Benchmark Capital Management Co. V, L.L.C.	Signature
Its General Partner
Steven M. Spurlock
Managing Member

Benchmark Founders’ Fund V, L.P.	/s/ Steven M. Spurlock
Benchmark Capital Management Co. V, L.L.C.	Signature
Its General Partner
Steven M. Spurlock
Managing Member

Benchmark Founders’ Fund V-A, L.P.	/s/ Steven M. Spurlock
Benchmark Capital Management Co. V, L.L.C.	Signature
Its General Partner
Steven M. Spurlock
Managing Member

Benchmark Founders’ Fund V-B, L.P.	/s/ Steven M. Spurlock
Benchmark Capital Management Co. V, L.L.C.	Signature
Its General Partner
Steven M. Spurlock
Managing Member

Alexandre Balkanski	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-In-Fact

Bruce W. Dunlevie	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-In-Fact

Peter Fenton	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-In-Fact

CUSIP NO. 98974X103	13 G	Page 19 of 19

J. William Gurley	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-In-Fact

Kevin R. Harvey	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-In-Fact

Robert C. Kagle	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-In-Fact

Steven M. Spurlock	/s/ Steven M. Spurlock
Steven M. Spurlock